Exhibit 99.1

ProQR Prices $90.6 Million Underwritten Public Offering of Ordinary Shares

LEIDEN, Netherlands & CAMBRIDGE, Mass., Sept. 6, 2018 — ProQR Therapeutics N.V. (Nasdaq: PRQR), a biopharmaceutical company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced the pricing of its previously announced underwritten public offering of 5,750,000 ordinary shares at a price to the public of $15.75 per share.  All of the shares are being offered by ProQR.  The offering is expected to close on September 11, 2018, subject to customary closing conditions.  In addition, ProQR has granted the underwriters a 30-day option to purchase up to 862,500 additional ordinary shares at the public offering price, less underwriting discounts and commissions.  Gross proceeds from the offering are expected to be approximately $90.6 million, assuming no exercise of the underwriters’ option to purchase additional shares.

Citigroup, Evercore ISI and RBC Capital Markets are acting as joint bookrunners for the offering.  H.C. Wainwright & Co. and Chardan are acting as co-managers for the offering.  Kempen & Co is acting as the Company’s European financial advisor in relation to this offering.

A shelf registration statement relating to the offered ordinary shares was filed with the Securities and Exchange Commission (SEC) on October 2, 2015, which was declared effective on October 19, 2015.  A preliminary prospectus supplement related to the offering has been filed with the SEC and is available on the SEC’s website, located at www.sec.gov.  Copies of the final prospectus supplement and the accompanying prospectus relating to the offering may be obtained, when available, from  Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146; Evercore ISI, Attention: Equity Capital Markets, 55 East 52nd Street, 36th Floor, New York, NY 10055, or by telephone at (888) 474-0200 or by email at ecm.prospectus@evercore.com; or RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281, or by telephone at (877) 822-4089, or by email at equityprospectus@rbccm.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, dystrophic epidermolysis bullosa and cystic fibrosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements about the anticipated closing of the offering of ProQR’s ordinary shares. These forward-looking statements involve risks and uncertainties, many of which are beyond ProQR’s control, including risk and uncertainties related to market conditions and satisfaction of customary closing conditions related to the offering. There can be no assurance that ProQR will be able to complete the offering on the anticipated terms, or at all. Applicable risks also include those that are included in ProQR’s prospectus supplement and accompanying prospectus filed with the SEC for the offering, including the documents incorporated by reference therein, which include ProQR’s Annual Report on Form 20-F for the year ended December 31, 2017, and any subsequent SEC filings. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com